By Facsimile: (617) 951-7050 and U.S. Mail


Paul Kinsella, Esq.					September 14, 2006
Ropes & Gray LLP
One International Place
Boston, Massachusetts 02110
(617) 951-7000

RE:	AnorMED Inc.
	Schedule TO-T
	Filed by Genzyme Corporation
	Date Filed: August 30, 2006
	File No. 005-81132

Dear Mr. Kinsella:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why any comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule TO
Manner of Acceptance
General, page 12

1. We note your statement that "[a]ll questions as to the validity, form, eligibility . . . and acceptance of any AnorMED Shares deposited pursuant to the Offer will be determined by the Offeror in it sole discretion. Depositing Shareholders agree that such determination shall be final and binding (emphasis added)" and that your "interpretation of the terms and conditions of the Offer to Purchase and Circular, the Letter or Transmittal and the Notice of Guaranteed Delivery will be final and binding." Please revise these statements to more precisely define their scope. It appears that your interpretation of the terms of these matters, including the tender offer may not necessarily be final and binding on all parties. For example, while you may assert an offer condition when it is triggered, when parties contest asserted conditions, the judgments of courts of law are generally considered final and binding in such matters. Please make corresponding revisions throughout your document, including, but not limited to, pages 22, 26, and the last sentence of your section entitled "Conditions of the Offer."

Conditions of the Offer, page 15

2. The staff believes that all conditions to the offer, except those conditions subject to regulatory approvals, must be satisfied or waived prior to expiration of the offer. Because several conditions refer to the successful completion of the Compulsory Acquisition or any Subsequent Acquisition Transaction, any of which would be completed post-expiration, it appears the offeror intends for its conditions to survive offer expiration. Please revise here and throughout your disclosure, to make clear that all conditions to the offer, other than those conditions dependent upon the receipt of government approvals, will be raised or asserted prior to offer expiration.

3. While the staff does not object when the offerors independently reserve the right to raise or assert a condition, once triggered, in their sole discretion or judgment, it remains inappropriate for offerors to make the determination as to whether or not an offer condition has been triggered in their sole judgment or sole discretion. If offerors are able to exclusively make a determination as to whether or not an offer condition has been triggered, without being held to a reasonableness standard the offerors could take a position that an offer condition had been triggered at any time for any reason. Tender offers that include conditions that may be triggered at any time for any reason are considered illusory and therefore in contravention of Section 14(e) of the Exchange Act.
Please revise this section to remove the ability of the offerors to make wholly subjective determinations as to whether or not an offer condition has occurred and make clear the offer conditions only become operative upon the occurrence of objective criteria.

4. We note your offer condition (f) regarding any change . . . in the business, assets, operations, capitalization, condition
(financial or otherwise), or prospects. . . . (emphasis added)"
Please revise to specify or generally describe the prospects to which you refer and clarify what you mean by conditions other than financial, so that security holders will have the ability to objectively determine whether each condition has been triggered.

5. A tender offer may only be subject to conditions that are not within the direct or indirect control of the bidder and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. For example, revise the bullet points to avoid the terms "threatened" or "proposed" as it is unclear how a "threatened" or "proposed" event can be objectively determined.

Also, revise to eliminate references to events that may "indirectly" affect the Offer.

6. In our view, you may condition a tender offer on any number of conditions, as long as they are described with reasonable specificity, capable of some measure of objective verification, and outside of your control. In the last paragraph in this section, the phrase "regardless of the circumstances giving rise to such conditions" implies that you may assert an offer condition even when the condition is "triggered" by your own action or inaction. Please revise in accordance with our position.

Return of Deposited AnorMED Shares, page 23

7. Please revise your disclosure regarding the return of unpurchased shares according to Rule 14e-1(c) which requires you to pay the consideration offered or return the shares tendered promptly after the termination or withdrawal of the offer.

Closing Comments

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the bidder is in possession of all facts relating to the bidder`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the bidder acknowledging that:

	The bidder is responsible for the adequacy and accuracy of the disclosure in the filings;

	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

	The bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

	Please file an amended Schedule TO in response to these comments. In addition, please furnish a cover letter that keys your responses to our comments and provides any supplemental information we requested. This letter should be filed on EDGAR as correspondence. If you believe complying with a comment is not appropriate, tell us why in your letter. You should be aware that we might have additional comments based on your responses. Please direct any questions regarding the comments to me in the Office of Mergers and Acquisitions at (202) 551-3257 or by facsimile at (202) 772-9203.

Very truly yours,


Celeste M. Murphy
Special Counsel
Office of Mergers & Acquisitions